EXHIBIT 1.01
Altra Industrial Motion Corp.
Conflict Minerals Report
For The Year Ended December 31, 2015
This is the Conflict Minerals Report of Altra Industrial Motion Corp. for calendar year 2015, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Conflict Minerals Report (this “Report”), unless otherwise defined herein.
Overview
This Report has been prepared by Altra Industrial Motion Corp. (herein referred to as “Altra”, “we”, “us” or “our”). The information in this Report includes the activities of all subsidiaries owned or controlled by Altra that are required to be consolidated for purposes of this Report. This report covers products manufactured or contracted to be manufactured by Altra during the reporting period from January 1, 2015 to December 31, 2015 (the “Reporting Period”).
Our Products
Altra is a leading global designer, producer and marketer of a wide range of mechanical power transmission products serving customers in a diverse group of industries, including energy, general industrial, material handling, mining, transportation, and turf and garden. Altra’s product portfolio includes industrial clutches and brakes, enclosed gear drives, open gearing, belted drives, couplings, engineered bearing assemblies, linear components, gear motors, electronic drives, and other related products.
Compliance with the Conflict Minerals Rule
Altra is fully committed to complying with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"), which aims to prevent the use of certain "conflict minerals" that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo ("DRC") or adjoining countries (including Angola, Burundi, The Central African Republic, The Republic of Congo, Uganda, Rwanda, South Sudan, Tanzania, and Zambia) (the "Covered Countries"). For purposes of Rule 13-1 (the “Conflict Minerals Rule”), “conflict minerals” include: columbite-tantalite ("tantalum"), cassiterite ("tin"), wolframite ("tungsten"), and gold (collectively, “3TG”).
In accordance with the Conflict Minerals Rule, Altra undertook measures reasonably designed to (i) identify whether there are any 3TG included in, and necessary to the functionality or production of, products manufactured by Altra or contracted by Altra to be manufactured during the Reporting

Period, and if so, (ii) determine whether any of the 3TG originated in the DRC or an adjoining country, or are from recycled or scrap sources. Altra’s processes are described in detail below.
While Altra takes compliance with the Conflict Minerals Rule very seriously, as a company engaged in the manufacture of mechanical power transmission products, Altra’s global supply chain is complex, and Altra is several levels removed from the actual mining of any potential 3TG that may be contained in its final products. Furthermore, Altra does not purchase raw ore or unrefined 3TG, or make purchases from the Covered Countries. Thus, it is difficult for Altra to determine the origin of any potential 3TG that may be in its final products with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other 3TG-containing derivatives. The smelters and refiners in Altra's supply chain -- who Altra typically does not know due to being so far removed from them in the supply chain -- are in the best position to know the origin of the ores.
Reasonable Country of Origin Inquiry
In order to comply with the Conflict Minerals Rule during the Reporting Period, Altra continued to utilize its management-level Conflict Minerals compliance team, led by Altra’s General Counsel. Each of Altra’s business units continued to utilize a site-level compliance team. Each site-level compliance team is responsible for (i) conducting a comprehensive analysis of its products, and generating and maintaining a list of those of its products for which 3TG are necessary to their functionality or production (the “3TG Product List”) and (ii) generating and maintaining a list of suppliers that have the potential to supply components, parts or materials that contain 3TG and are incorporated into products listed on its 3TG Product List (the “3TG Supplier List”).
Each site-level compliance team, with support and guidance from the management-level compliance team, conducted a good faith reasonable country of origin inquiry (“RCOI”) on the products included on its 3TG Product List for 2015 (the “Subject Products”). In accordance with the Conflict Minerals Rule and related guidance provided by the SEC, this good faith RCOI was reasonably designed to determine whether any of the 3TG included in the Subject Products originated in the Conflict Region and/or whether any of those 3TG may be from recycled or scrap sources. Altra’s RCOI process involved sending to each supplier on the 3TG Supplier List a compliance package that included (a) Altra’s Policy Statement on Conflict Minerals, (b) a letter to the supplier educating the supplier on compliance with the Conflict Minerals Rule and (c) a survey regarding the presence and origin of any 3TG contained within the components, parts and materials supplied to Altra during the Reporting Period (the “Supplier Compliance Package”). Each site-level compliance team made every reasonable effort to follow up with suppliers who did not return the survey or who did not provide a meaningful response.
Due Diligence Framework

In addition to its good faith RCOI, Altra undertook additional due diligence regarding the sources of the 3TG in the Subject Products. Altra designed its due diligence process to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework (the “OECD Framework”). In accordance with the OECD Framework, during the Reporting Period Altra has maintained a Conflict Minerals compliance and due diligence program that includes (i) the establishment of strong company management systems, (ii) procedures for identifying and assessing risk in Altra’s supply chain, (iii) a strategy to respond to identified risks, and (iv) public reporting on supply chain due diligence. The following is a summary of Altra’s efforts to comply with the OECD’s Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain.

1.	Company Management Systems

a.	Altra has structured internal management to support supply chain due diligence.

i.
Altra has adopted and implemented a Policy Statement on Conflict Minerals which is publicly available in the “Corporate Governance” section of Altra’s website located at: http://ir.altramotion.com/governance.cfm.

ii.
Altra has maintained a management-level Conflict Minerals compliance team, led by Altra’s General Counsel, as well as business site-level compliance teams. The site-level compliance teams are comprised of subject matter experts from relevant functions such as purchasing, quality assurance and engineering.

iii.	Each site-level compliance team reports to the General Counsel, who briefs senior management on the compliance and due diligence efforts as necessary.

b.
Altra continues to strengthen its engagement with suppliers by communicating with and educating its suppliers as necessary with respect to the Conflict Minerals Rule and the materials contained within Altra’s Supplier Compliance Package.

c.
Altra continues to require its suppliers to support its Conflict Minerals compliance efforts through contractual methods. For example, Altra has incorporated terms and conditions in its procurement documents which require the supplier to certify that its product is "conflict free."

d.
Altra’s Code of Business Conduct includes a mechanism for employees to escalate issues and concerns regarding any compliance matter, including issues regarding compliance with the Conflict Minerals Rule. In addition, Altra’s Conflict Minerals site-level compliance teams routinely follow up with the management-level compliance team, including the General Counsel, to identify and escalate any identified issues associated with non-responsive or problematic responses to Altra’s

RCOI survey. Altra believes that this system is conducive to identifying and addressing risks as early as possible.

2.
Identify and Assess Risks in the Supply Chain. Altra has continued its efforts to increase its supply chain transparency and to identify and assess risks in its supply chain. As noted above, Altra conducted a comprehensive analysis of its products in order to determine which of its products contain 3TG that are necessary to their functionality or production. Suppliers who have the potential to supply parts, components and materials that contain 3TG and are incorporated into such of Altra’s products were included in the scope of Altra’s RCOI described above. Altra has relied on the responses of these suppliers to provide information about the source of 3TG contained within the parts, components and materials supplied to Altra.

3.	Design and Implement a Strategy to Respond to Risks. Altra has continued to develop and execute measures to respond to identified risks. Altra's strategy includes the following:

a.
Findings of supply chain risk assessment are reported by Altra’s site-level compliance teams to Altra’s management-level compliance team, including the General Counsel, who briefs senior management as necessary.

b.
Utilizing a comprehensive supplier questionnaire and certification designed to definitively determine whether or not any 3TG in its products originated in the Conflict Region and, if so, whether the funds or proceeds from the mining operations within the Conflict Region that were the source of such 3TG have been used to finance or benefit rebel or militia groups that engage in armed conflict, extreme violence and/or systemic human rights abuses in the Conflict Region.

c.	Communicating with and educating suppliers on compliance with the Conflict Minerals Rule.

d.	Requiring suppliers to complete their RCOI and due diligence processes and certify as to the source and chain of custody of 3TG within their products.

e.
Communicating to its suppliers that they will be evaluated and reviewed on an ongoing basis for compliance with the Conflict Minerals Rule and that Altra reserves the right at any time to take appropriate actions with respect to non-compliant suppliers, up to and including discontinuing purchases from the supplier.

4.
Independent Third Party Audit of Supply Chain Due Diligence. It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. With respect to Step 4 of the OECD Guidance, as noted above, Altra is a downstream consumer of 3TG and is many steps removed from smelters and refiners who provide minerals and ore. Altra does not purchase raw or unrefined 3TG and does not, to the best of its knowledge, directly purchase these minerals from any of the Covered Countries. Therefore, Altra does not perform or direct audits of smelters and refiners within its supply chain. Altra relies on industry resources, such as the Conflict Free Smelters Initiative and other certifying bodies, to provide certifications and to influence smelters and refiners to participate in audits and achieve conflict-free certifications.

5.
Public Report on Supply Chain Due Diligence. Altra complies with Step 5 of the OECD Guidance by making this Report and its Policy Statement on Conflict Minerals publicly available in the “Corporate Governance” section of Altra’s website located at: http://ir.altramotion.com/governance.cfm.

Results of Our RCOI and Due Diligence Processes
Altra’s efforts to collect information from suppliers included within the scope of Altra’s good faith RCOI for the Reporting Period continued into the current calendar year. Despite Altra’s diligent efforts in repeatedly contacting non-responsive suppliers, as of the date of this filing, Altra has yet to receive responses to its RCOI survey from a number of its suppliers. In addition, suppliers who have responded to Altra’s RCOI survey have showed varying degrees of cooperation. Some of the challenges Altra has faced with respect to obtaining and analyzing supplier responses include the following: (i) Altra is dependent on information received from its direct suppliers, who are dependent upon information received from their lower level suppliers, to determine (x) the country of origin of 3TG contained in the components and materials supplied to Altra and (y) which specific smelters are providing the source metals that eventually become incorporated into Altra’s products; (ii) Altra has a varied supplier base with differing levels of resources and sophistication, many of whom are not themselves subject to Rule 13p-1 of the Exchange Act; (iii) some of Altra’s suppliers provided incomplete or unclear responses that required significant follow-up; (iv) some of Altra’s suppliers were unable or unwilling to specify the country of origin of, or the smelters or refiners used for, materials and components supplied to Altra; and (v) the majority of Altra’s suppliers who did identify smelters or refiners in their supply chain responded to Altra’s RCOI survey at a company or divisional level and, therefore, Altra cannot definitively determine whether (x) any of the 3TG reported by these suppliers are actually contained in the products or components supplied to us or (y) whether the identified smelters or refiners are actually in our supply chain.

1.	Facilities Used to Process the Necessary 3TG. Altra’s RCOI survey included an effort to identify the facilities used to process the necessary 3TG in Altra’s products. Based on the information obtained, for the Reporting Period, Altra has not received sufficient information from its suppliers or other sources to identify all of the facilities used to process the necessary 3TG used in Altra’s products. Many of Altra’s suppliers are still unable to identify the smelters or refiners used in products and components supplied to us. Furthermore, despite our request for product-level disclosure, the majority of our suppliers who did identify smelters or refiners in their supply chain provided a company or divisional level response, covering all of that supplier’s products sold to all of their customers. With respect to these suppliers, we were unable to determine which of the identified smelters or refiners, if any, processed the necessary 3TG that were incorporated into our products. We have therefore elected not to present in this Report any smelter or refinery names identified by suppliers who provided a company or divisional-level response. Attached hereto as Schedule A is a list of facilities identified by those of Altra’s suppliers who provided a product-level response, and that we believe processed necessary 3TG in certain of Altra’s products manufactured during the Reporting Period.

2.
Country of Origin of Our Necessary 3TG. Altra’s RCOI survey included an effort to identify the country of origin of the necessary 3TG in Altra’s products. Based on the information obtained, for the Reporting Period, Altra has not received sufficient information from its suppliers or other sources to determine the country of origin of the necessary 3TG in Altra’s products. The location of the smelters listed on Schedule A is set forth next to each smelter name.

3.
Efforts to Determine Mine or Location of Origin. Consistent with the OECD Guidance for downstream companies such as Altra, our efforts to determine the mine or location of origin of necessary 3TG with the greatest possible specificity encompassed our RCOI and due diligence measures described above, which were not conclusive. Altra’s ability to deliver products that are conflict free are dependent upon smelters adopting policies, controls and procedures that will provide reasonable confidence that their products are conflict-free.

Risk Mitigation Efforts
In the next compliance period, Altra intends to implement steps that will improve upon its RCOI and due diligence processes in attempts to increase the information gathered during such processes, in order to further mitigate any risk that Altra's products contain any necessary 3TG from Covered Countries that could benefit armed groups. These steps include:

•	Further leverage the activities of the OECD and relevant trade associations to identify and improve best practices for RCOI and due diligence processes;

•
Provide continuing education to members of our management and site-level Conflict Minerals compliance teams as well as other employees who are involved with 3TG on both the supplier and customer sides of Altra’s business;

•	If necessary, consider and evaluate new systems and processes for the collection and management of 3TG reporting data;

•
Continue to enhance supplier communication, education and training in attempts to increase the response rate of suppliers to Altra’s RCOI and due diligence surveys and to ensure the accuracy and improve the quality of those responses;

•	Encourage suppliers to provide information on the smelters and refiners used in the manufacture of products and components supplied to Altra (i.e., product-level disclosure);

•	Continue to move towards purchasing only from suppliers who are sourcing from certified, conflict-free smelters;

•
Continue to compare the list of smelters identified as a result of Altra’s RCOI and due diligence processes to the evolving list of smelters who have been designated as “conflict free” through independent “conflict free” smelter validation programs; and

•
Where possible, encourage any smelters identified as a result of Altra’s RCOI and due diligence processes to obtain a conflict-free designation from the EICC-GeSI Conflict-Free Smelter Program or a similarly certified program.

In order to improve the transparency throughout its supply chain, Altra will routinely (i) monitor these risk mitigation efforts, (ii) report to senior management on the effectiveness of these efforts and (iii) make any adjustments to this strategy as may be necessary from time to time.
Independent Audit
In accordance with the Conflict Minerals Rule and related SEC guidance, an independent private sector audit of this Report is not required.

SCHEDULE A
The following smelters have been identified by Altra’s suppliers as having processed necessary 3TG in certain of Altra’s products manufactured during the Reporting Period:

Smelter Name	Country	CFSI Smelter ID	Metal
Thaisarco	Thailand	CID001898	Tin
Malaysia Smelting Corporation (MSC)	Malaysia	CID001105	Tin
PT Stanindo Inti Perkasa	Indonesia	CID001468	Tin
PT Prima Timah Utama	Indonesia	CID001458	Tin
CV United Smelting	Indonesia	CID000315	Tin
PT Sariwiguna Binasentosa	Indonesia	CID001463	Tin
PT Inti Stania Prima	Indonesia	CID002530	Tin
EM Vinto	Bolivia	CID000438	Tin
PT Bangka Putra Karya	Indonesia	CID001412	Tin
PT DS Jaya Abadi	Indonesia	CID001434	Tin
Minsur	Peru	CID001182	Tin
PT Mitra Stania Prima	Indonesia	CID001453	Tin
PT Refined Bangka Tin	Indonesia	CID001460	Tin
PT Belitung Industri Sejahtera	Indonesia	CID001421	Tin
Cooperativa Metalurgica de Rondonia Ltda.	Brazil	CID000295	Tin
Mineracão Taboca S.A.	Brazil	CID001173	Tin
Operaciones Metalurgical S.A.	Bolivia	CID001337	Tin
Yunnan Tin Group (Holding) Company Limited	China	CID002180	Tin
PT Timah (Persero) Tbk Kundur	Indonesia	CID001477	Tin
PT Timah (Persero) Tbk Mentok	Indonesia	CID001482	Tin
PT Tinindo Inter Nusa	Indonesia	CID001490	Tin
PT Bukit Timah	Indonesia	CID001428	Tin
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	CID002158	Tin
Metallo-Chimique N.V.	Belgium	CID002773	Tin
White Solder Metalurgia e Mineracao Ltda.	Brazil	CID002036	Tin
Jiangxi Ketai Advanced Material Co., Ltd.	China	CID000244	Tin
Yamamoto Precious Metal Co., Ltd.	Japan	CID002100	Gold
Yunnan Copper Industry Co., Ltd.	China	CID000197	Gold
Shandong Zhaojin Gold & Silver Refinery Co.	China	CID001622	Gold
Zhongyuan Gold Smelter of Zhongjin Gold Corp.	China	CID002224	Gold
Zijin Mining Group Co., Ltd. Gold Refinery	China	CID002243	Gold